UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41089

Advanced Health Intelligence Ltd

(Translation of registrant’s name into English)

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 7, 2023, Advanced Health Intelligence Ltd (the “Company”) received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that its stockholders’ equity as reported in its Form 20-F for the period ended June 30, 2023 (the “Form 20-F”), did not meet the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires companies listed on the Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000. In the Company’s Form 20-F, the Company reported stockholders’ equity of A$2,027,882, which is below the minimum stockholders’ equity required for continued listing pursuant to Nasdaq Listing Rule 5550(b)(1). Additionally, as of the date of this Report, the Company does not meet the alternative Nasdaq continued listing standards under Nasdaq Listing Rules.

This notice of noncompliance has had no immediate impact on the continued listing or trading of the Company’s American Depositary Shares on The Nasdaq Capital Market, which will continue to be listed and traded on Nasdaq, subject to the Company’s compliance with the other continued listing requirements. Nasdaq has given the Company until December 22, 2023 to submit to Nasdaq a plan to regain compliance. If our plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of Nasdaq’s letter to evidence compliance.

The Company is currently evaluating various courses of action to regain compliance, and plans to timely submit its plan to Nasdaq to regain compliance with the minimum stockholders’ equity requirement. The Company is confident that it can regain compliance with Nasdaq’s minimum stockholders’ equity standard within the compliance period. However, there can be no assurance that the Company’s plan will be accepted or that if it is, the Company will be able to regain compliance. If the Company’s plan to regain compliance is not accepted, or if it is and the Company does not regain compliance within 180 days from the date of Nasdaq’s letter, or if the Company fails to satisfy another Nasdaq requirement for continued listing, Nasdaq could provide notice that the Company’s common stock will become subject to delisting. In such event, Nasdaq rules would permit the Company to appeal the decision to reject the Company’s proposed compliance plan or any delisting determination to a Nasdaq Hearings Panel.

This Form 6-K is filed to satisfy the obligation under Nasdaq Listing Rule 5810(b) that the Company publicly disclose the deficiency within four (4) business days after the date of the deficiency letter.

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Advanced Health Intelligence Ltd, dated November 8, 2023: “Nasdaq Shareholders’ Equity Notification.”

99.1	Press release dated November 8, 2023

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED HEALTH INTELLIGENCE LTD

Date: November 13, 2023	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer

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